November 30, 2018

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, DC 20549

Attention:
Mark Brunhofer, Senior Staff Accountant
Mary Mast, Senior Staff Accountant

Re: Avadel Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 16, 2018 and Amended April 30, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 7, 2018
File No. 001-37977

Ladies and Gentlemen:

Avadel Pharmaceuticals, Inc. (“Avadel”, the “Company”, “we”, “us” or “our”) submits this letter in response to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 1, 2018 (the “Comment Letter”) with respect to the above-referenced filings and prior comments of the Staff received by letter dated September 20, 2018.

In this letter, we have referred to the Staff’s comment in the Comment Letter in italicized, bold type, and have followed it with Avadel’s response to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 3: Revenue Recognition
Periods commencing January 1, 2018
Reserves to reduce Gross Revenues to Net Revenues, page 11

1. We acknowledge your response to our prior comment. Please explain to us why adjustments to prior year estimates of gross-to-net variable consideration in the aggregate of up to 3% of total revenues are not material to your financial statements taken as a whole. In this regard, 3% of your total revenues for the first half of 2018 equating to approximately $1.9 million appears that it could at least be quantitatively material to operating loss and pre-tax loss for the first half of 2018 and to your customer allowances liability at December 31, 2017. In addition, prior period adjustments of that magnitude could significantly impact trends and explanation thereof could be meaningful disclosure for investors.

The Company applies considerable judgment when determining our materiality and what we believe is material to our consolidated financial statements as it relates to users of our financial statements and investors. We acknowledge that a $1.9 million cumulative year-to-date adjustment may appear to be quantitatively significant relative solely to operating loss and pretax losses for the six-month period ended June 30, 2018 and the customer allowances liability as of December 31, 2017. However, the Company determines materiality on an annual basis and assesses the total mix of information available, including both qualitative and quantitative considerations, as well as the materiality guidelines contained within Accounting Standard Codification (“ASC”) 250, Accounting Changes and Error Corrections (formerly Staff Accounting Bulletin 99, “Materiality”, including Topics 1.M and 1.N (“SAB 99”)), which are discussed further below.

Given the volatility of our earnings over recent periods, we believe that current operating losses or pretax losses are not significant factors utilized by the users of our financial statements to make investment decisions and that other factors are more relevant to the materiality conclusion. We are a specialty pharmaceutical company with two potentially large growth opportunities with our REST-ON Phase 3 FT 218 investigational new drug and NOCTIVA™. Based largely on our interactions and discussions with our investors and analysts, and our analysis of these analysts’ reports, we believe users of our financial statements are more focused on the progress of these two opportunities than they are on the amount of operating losses or pretax losses. Additionally, we believe our stock does not trade on an earnings per share or revenue multiple based on current period performance, but rather on a discounted cash flow model which gives greater priority to expectations of progress towards the above opportunities. We believe, therefore, investors place equal or greater significance on certain other metrics and qualitative factors contained in our consolidated financial statements than on operating losses or pretax losses.

The key performance indicators we use to manage the business and determine materiality, which are also the metrics we provide to and discuss with our investors and which are used by analysts while evaluating the business, are primarily comprised of the following (in order of perceived importance):

•	The progress of patient enrollment and recruitment initiatives for the REST-ON Phase 3 FT 218 clinical study in narcolepsy

•	Prescription uptake and related metrics for our recently launched product, NOCTIVA™

•	Total cash flows and cash and marketable securities balances for the reporting periods

•	Revenues

•	Research & development and selling, general & administrative expenses

In our evaluation of materiality, we considered that adjustments to prior year estimates of gross-to-net variable consideration impacted only the revenue item above. These adjustments were deemed quantitatively immaterial as they were lower than 3% of total revenue. In addition, we also considered that these favorable gross-to-net adjustments recorded for the six-month period ended June 30, 2018 did not impact our ability to meet analysts’ expectations, did not change income to loss or vice versa and did not mask changes in earnings or other trends. Based on these considerations, we determined that the adjustments to prior year estimates of gross-to-net variable consideration are not qualitatively or quantitatively material to our consolidated financial statements for the six-month period ended June 30, 2018 taken as a whole.

We acknowledge our responsibility for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any further questions or comments to Mike Kanan, Senior VP and CFO or me. Both of us can be reached at 636-449-1830.

Very truly yours,

AVADEL PHARMACEUTICALS, PLC

/s/ DAVE GUSKY
_______________________
Dave Gusky
Corporate Controller and Chief Accounting Officer